BASSETT  VENTURES INC.

December 30, 2005

(No.2005-12-06)

Completion of Private Placement

Vancouver, BC: Bassett Ventures Inc. (CNQ: BAVI.U and OTCBB: BAVNF) announces the completion of a private placement of 1,500,000 shares at a price of $0.10 per share for gross proceeds of $150,000. The proceeds will be used for general working capital purposes.

The shares and underlying shares are subject to hold periods expiring April 30, 2006.

On behalf of the Board of Directors,

“Sokhie S. Puar”

Sokhie S. Puar

Director

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768